UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission File Number 001-15274

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit‑Sharing and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024‑3698

REQUIRED INFORMATION
Form 11-K Annual Report
This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

MONTGOMERY COSCIA GREILICH LLP
972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee of
J.C. Penney Corporation, Inc. Savings,
Profit-Sharing and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the J.C. Penney Corporation Inc. Savings, Profit-Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH LLP
Plano, Texas
June 27, 2017

2500 Dallas Parkway, Suite 300 Plano, Texas 75093	300 Throckmorton Street, Suite 520 Fort Worth, Texas 76102	2901 Via Fortuna, Building 6 Suite 550 Austin, Texas 78746

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

($ in thousands)	2016	2015
Assets:
Investments at fair value:
J. C. Penney Company, Inc. common stock	$111,082	$95,443
Common and collective trusts	1,709,877	1,682,684
Mutual funds	19,310	19,117
Common stock	22,601	21,998
Other	594	719
Total investments at fair value	1,863,464	1,819,961
Fully benefit responsive contracts, at contract value	813,606	803,004
Total investments	2,677,070	2,622,965
Receivables:
J. C. Penney Company, Inc. contribution	15,064	14,132
Notes receivable from participants	56,161	62,700
Due from broker for securities sold	368	574
Interest and dividends	49	51
Other	1	1
Total receivables	71,643	77,458
Total assets	2,748,713	2,700,423

Liabilities:
Accounts payable and accrued liabilities	2,445	490
Due to broker for securities purchased	629	375
Total liabilities	3,074	865
Net assets available for benefits	$2,745,639	$2,699,558

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2016 and 2015

($ in thousands)	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in the fair value of investments	$163,137	$(3,086)
Interest	20,002	21,927
Dividends	1,221	1,485
	184,360	20,326
Less investment expenses	(858)	(908)
Net investment income	183,502	19,418
Interest income on notes receivable from participants	2,310	2,559
Contributions:
J. C. Penney Company, Inc., net of forfeitures	51,544	50,457
Participants	100,817	99,581
	152,361	150,038
Total additions	338,173	172,015
Deductions from net assets attributed to:
Benefit payments	(285,522)	(340,823)
Administrative expenses	(6,570)	(6,289)
Total deductions	(292,092)	(347,112)
Increase (Decrease) in net assets available for benefits	46,081	(175,097)
Beginning net assets available for benefits	2,699,558	2,874,655
Ending net assets available for benefits	$2,745,639	$2,699,558

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

1. Description of Plan
The following description of the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a)	General
The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon completing one hour of service. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant) and be eligible to receive the Company matching contribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The financial statements include all of the funds that comprise the Plan.
The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee (BAC) is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company’s overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the BAC and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Aon Hewitt Associates as the third party administrator/record keeper for the Plan.

(b)	Payment of Benefits
Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump‑sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c)	Contributions
Participants who are classified as highly compensated in 2016 and 2015 (earning more than $120,000 in 2015 for 2016 and $120,000 in 2014 for 2015) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their eligible pay (up to a maximum of $265,000 for 2016 and $265,000 for 2015) with a maximum of 6% in pre-tax and 8% in after-tax deposits not to exceed 8% combined (subject to an annual maximum of $18,000 in 2016 and $18,000 2015). Participants earning $120,000 or less in the previous year are permitted to contribute from 1% to 50% of their eligible pay (subject to an annual maximum of $18,000 in 2016 and $18,000 in 2015). Prior to May 6, 2016 associates, who were at least age 21, did not enroll in the plan, and did not decline enrollment, were automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period. Effective May 6, 2016, the auto enrollment feature was discontinued.
The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $6,000 during 2016 and $6,000 during 2015. These catch-up contributions are not eligible for the Company’s matching contribution.
The Plan allows Participants who participated in another employer’s qualified retirement plan before coming to work for the Company to rollover a portion or all of their distributions from the prior employer’s plan. The Participant cannot rollover a loan from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. If the rollover is not a direct rollover, then only the taxable portion of the prior Roth 401(k) account may be rolled over and the Roth Begin Date doesn’t carryover. The associate is immediately vested in these contributions to the Plan.
Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar deposited of the first 6% of eligible pay. In some years the Company may choose to make an additional discretionary contribution to the Plan. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31, receive a Company retirement account contribution equal to 2% of the associate’s annual compensation (up to a maximum of $265,000 for 2016 and $265,000 for 2015).
During 2016, the Company matching contribution totaled approximately $36.5 million and the Company retirement account contribution totaled approximately $15.0 million. During 2015, the Company matching contribution totaled approximately $36.4 million and the Company retirement account contribution totaled approximately $14.1 million.

(d)	Participants’ Investment Funds
All Participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan’s investment funds in accordance with the Participant’s investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the Participant directed brokerage window. The funds are maintained on a unit-value basis, and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e)	Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

(f)	Participants’ Loans
A Participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a Participant’s before-tax, Roth, Roth rollover, rollover and after-tax deposits on the valuation date, 50% of a Participant’s total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding as of December 31, 2016 ranged from 4.25% to 10.50% and maturities ranged from 2017 through 2023. Interest rates on the loans outstanding as of December 31, 2015 ranged from 4.25% to 10.50% and maturities ranged from 2016 through 2020. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g)	Vesting
Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company contributions and any related earnings when their employment ends.

(h)	Forfeited Accounts
Forfeitures are available to restore forfeited amounts of rehired Participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2016 and 2015 were approximately $2.7 million and $2.8 million respectively.

(i)	Expenses
Participants’ accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

2. Related Party and Party in Interest Transactions
Certain trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. The trustee and investment manager fees are paid by the Plan.
As of December 31, 2016 and 2015, the Plan held investments in J. C. Penney Company Inc. common stock totaling $111.1 million and $95.4 million respectively. During the year ended December 31, 2016, 4.8 million shares were acquired and 5.6 million were disposed. During the year ended December 31, 2015, 5.8 million shares were acquired and 5.1 million were disposed. All of these transactions are exempt from the prohibitions against party-in-interest transactions.
Eligible Participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.
Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Company who may also be Participants in the Plan. The Plan pays reasonable compensation for those services.
3. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Valuation of Investments and Income Recognition
Except for fully benefit responsive investment contracts, which are carried at contract value as discussed in Note 3(f) herein, the Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade‑date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable From Participants
Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d)	Payment of Benefits
Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for these investments.
The Plan’s management has evaluated the standard and determined the standard was not applicable as the market value for all investments is readily available and does not use the net asset value per share practical expedient.

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three‑level hierarchy for inputs used in measuring fair value, as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan’s investment assets measured at fair value as of December 31, 2016 and 2015:

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2016:
Common stock (a):
J. C. Penney Company, Inc.	$111,082	$—	$111,082
Common and collective trusts (b)	—	1,709,877	1,709,877
Self-directed brokerage window (c):
Mutual funds	19,310	—	19,310
Common stock	22,601	—	22,601
Other:
Cash and cash equivalents	182	—	182
Preferred stock	399	—	399
Partnerships	13	—	13
Total other	594	—	594
Total self-directed brokerage window	42,505	—	42,505
Total investments at fair value	$153,587	$1,709,877	$1,863,464
Investments at Contract Value			$813,606
Total Investments			$2,677,070
Actual risk depends on the individual investments which are selected by each applicable participant.

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
December 31, 2015:
Common stock (a):
J. C. Penney Company, Inc.	$95,443	$—	$95,443
Common and collective trusts (b)	—	1,682,684	1,682,684
Self-directed brokerage window (c):
Mutual funds	19,117	—	19,117
Common stock	21,998	—	21,998
Other:
Cash and cash equivalents	353	—	353
Preferred stock	357	—	357
Partnerships	9	—	9
Total other	719	—	719
Total self-directed brokerage window	41,834	—	41,834
Total investments at fair value	$137,277	$1,682,684	$1,819,961
Investments at Contract Value			$803,004
Total Investments			$2,622,965
Actual risk depends on the individual investments which are selected by each applicable participant.
As of December 31, 2016, the plan’s investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan’s investments had no transfers between levels 1 to 3 from December 31, 2015 to December 31, 2016 or from December 31, 2014 to December 31, 2015.

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)
Common and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and end with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as related to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c)
Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

5. Synthetic Investment Contracts
The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. SICs totaled $813.6 million and $803.0 million as of December 31, 2016 and 2015, respectively. Additionally, there are no reserves against contract values for credit risk of the Contract Issuer or otherwise.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.
Specific coverage provided by each traditional SIC may be different for each issuer, and can be found in the individual traditional SIC contracts held by the Plan. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract, which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

6. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated February 22, 2016 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the reliance period specified in the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more‑likely than‑not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2016. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.
7. Form 5500 Reconciliation
Differences between the financial statements and the Form 5500 include the following:

•
Prior to 2015 fully benefit-responsive investment contracts were recorded on the Form 5500 at fair value but were recorded at contract value in the financial statements. Beginning in 2016 fully benefit-responsive investment contracts were recorded on the Form 5500 and financial statements at contract value.

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to net income (loss) in the Form 5500 ($ in thousands):

	2016	2015
Increase (decrease) in net assets available for benefits	$46,081	$(175,097)
Amounts allocated to withdrawing participants, current year	—	—
Amounts allocated to withdrawing participants, prior year	—	—
Less adjustment from fair value to contract value for fully benefit responsive contracts	—	(23,918)
Net income (loss) per Form 5500	$46,081	$(199,015)
8. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.
10. Subsequent Events
Effective January 1, 2017, the Company added the J. C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan ("Safe Harbor Plan") that was made available for active employees hired or rehired on or after January 1, 2007. The Company matching contributions under the Safe Harbor Plan are equal to 100% of up to 5% of eligible pay contributed by the employee. Matching contributions are credited to employees' accounts in accordance with their investment elections and fully vest immediately. The Safe Harbor Plan replaces the noncontributory Company retirement account previously provided for in the current 401(k) Plan. Eligible participants with account balances of approximately $333 million were transferred from the Plan to the Safe Harbor Plan on January 1, 2017.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016:
($ in thousands)

	(A) Identity of issue, borrower, lessor, or similar party, description of investment	(B) Description of Investment			Cost	Current Value
		Shares/Par	Rate of Interest	Maturity
	Common stock:
*	J. C. Penney Company, Inc. common stock				(a)	111,082
	Common and collective trusts:
*	State Street Bank Short Term Investment Fund				(a)	66,543
*	State Street Bank Daily EAFE (Europe, Australia and Far East) Fund				(a)	184,761
*	State Street Bank S&P 500 Flagship Fund Series				(a)	289,397
*	State Street Bank Russell 1000 Growth Index Fund				(a)	99,137
*	State Street Bank Russell 1000 Value Index Fund				(a)	92,019
*	State Street Bank Russell 2000 Index Securities Lending Fund				(a)	142,505
*	State Street Bank Passive Intermediate Bond Index Fund				(a)	175,480
	Vanguard Target Retirement Income Fund				(a)	57,059
	Vanguard 2010 Target Retirement Fund				(a)	33,399
	Vanguard 2015 Target Retirement Fund				(a)	51,117
	Vanguard 2020 Target Retirement Fund				(a)	88,980
	Vanguard 2025 Target Retirement Fund				(a)	106,687
	Vanguard 2030 Target Retirement Fund				(a)	87,889
	Vanguard 2035 Target Retirement Fund				(a)	61,801
	Vanguard 2040 Target Retirement Fund				(a)	47,229
	Vanguard 2045 Target Retirement Fund				(a)	43,093
	Vanguard 2050 Target Retirement Fund				(a)	61,598
	Vanguard 2055 Target Retirement Fund				(a)	21,183
	Total common and collective trusts					1,709,877
	Self directed brokerage window				(a)	42,505
	Fully benefit responsive contracts:
	Fixed income securities:
	ABBOTT LABORATORIES	1,800	235.00%	11/22/2019	(a)	1,804
	ABBOTT LABORATORIES	795	291.00%	11/30/2021	(a)	795
	ABBOTT LABORATORIES	1,405	378.10%	11/30/2026	(a)	1,399
	ABBVIE INC	705	179.90%	5/14/2018	(a)	707
	ABBVIE INC	660	235.30%	5/14/2021	(a)	647
	ABBVIE INC	270	320.60%	11/6/2022	(a)	271
	ABBVIE INC	300	365.50%	5/14/2025	(a)	297
	ACE INA HOLDINGS	605	541.10%	6/15/2019	(a)	661
	ACTAVIS FUNDING SCS	705	185.00%	3/1/2017	(a)	709
	ACTAVIS FUNDING SCS	1,065	233.80%	3/12/2018	(a)	1,078
	AEP TRANSMISSION CO LLC 144A	315	315.30%	12/1/2026	(a)	311

AETNA INC	1,280	149.70%	11/15/2017	(a)	1,285
AETNA INC	1,560	190.50%	6/7/2019	(a)	1,558
AETNA INC	1,440	280.40%	11/15/2022	(a)	1,417
AFIN 2014-1 A3	96	132.00%	6/20/2018	(a)	96
AFIN 2014-2 A3	137	126.00%	5/21/2018	(a)	137
AFIN 2014-3 A3	872	147.90%	11/20/2018	(a)	873
AFIN 2015-2 A2	345	138.90%	9/20/2018	(a)	345
AFIN 2015-2 A3	735	172.60%	9/20/2019	(a)	737
AFIN 2015-3 A3	460	193.00%	1/21/2020	(a)	463
AFIN 2015-3 A4	1,055	212.10%	5/20/2020	(a)	1,060
AFIN 2015-4 A2	585	161.70%	3/20/2019	(a)	586
AFIN 2015-4 A3	1,725	182.70%	3/20/2020	(a)	1,729
AFIN 2016-1 A3	1,075	172.90%	4/20/2020	(a)	1,076
AFIN 2016-2 A4	300	164.80%	1/20/2021	(a)	297
AFIN 2016-3 A3	400	154.50%	8/20/2020	(a)	399
AFLAC INC	420	264.60%	2/15/2017	(a)	425
AFLAC INC	720	353.60%	11/15/2024	(a)	741
AGILENT TECHNOLOGIES INC	225	319.70%	10/1/2022	(a)	227
AGILENT TECHNOLOGIES INC	660	376.40%	7/15/2023	(a)	691
AGILENT TECHNOLOGIES INC	173	629.50%	11/1/2017	(a)	180
AGL CAPITAL CORP	880	490.10%	8/15/2019	(a)	960
ALEXANDRIA REAL ESTATE E	300	400.20%	1/15/2027	(a)	303
ALIBABA GROUP HOLDING	720	248.70%	11/28/2019	(a)	725
ALLYA 2015-1 A4	475	174.40%	5/15/2020	(a)	477
ALPHABET INC	1,530	218.90%	8/15/2026	(a)	1,409
ALTRIA GROUP INC	970	436.00%	5/5/2021	(a)	1,064
AMAZON.COM INC	590	120.00%	11/29/2017	(a)	591
AMAZON.COM INC	2,205	255.00%	12/5/2019	(a)	2,253
AMCAR 2014-2 A3	85	94.10%	2/8/2019	(a)	85
AMCAR 2015-2 A3	1,404	127.00%	1/8/2020	(a)	1,405
AMCAR 2015-3 A3	1,165	153.90%	3/9/2020	(a)	1,167
AMCAR 2015-4 A3	750	169.50%	7/8/2020	(a)	753
AMCAR 2016-1 A3	255	180.60%	10/8/2020	(a)	256
AMCAR 2016-2 A3	460	160.30%	11/9/2020	(a)	460
AMCAR 2016-4 A3	430	154.10%	7/8/2021	(a)	427
AMER AIRLINE 16-3 A PTT	435	336.80%	4/15/2030	(a)	423
AMER AIRLN 14-1 A PTT	1,155	368.20%	4/1/2028	(a)	1,172
AMER AIRLN 15-1 B PTT	116	379.50%	11/1/2024	(a)	114
AMERICAN CAMPUS CMNTYS	780	330.90%	10/1/2020	(a)	796
AMERICAN EXPRESS CO	1,935	150.30%	5/22/2018	(a)	1,943
AMERICAN HONDA FINANCE	1,845	119.90%	7/14/2017	(a)	1,857
AMERICAN HONDA FINANCE	365	150.00%	3/13/2018	(a)	367
AMERICAN INTL GROUP	810	228.90%	7/16/2019	(a)	822
AMERISOURCEBERGEN CORP	715	340.60%	11/15/2021	(a)	738
AMERISOURCEBERGEN CORP	270	455.10%	11/15/2019	(a)	291
AMERN AIRLINE 16-2 A PTT	225	367.80%	12/15/2029	(a)	224
AMOT 2012-5 A	1,185	153.80%	9/15/2019	(a)	1,187

AMOT 2015-3 A	2,030	163.20%	5/15/2020	(a)	2,029
AMPHENOL CORP	510	154.80%	9/15/2017	(a)	513
AMXCA 2013-1 A	850	112.00%	2/16/2021	(a)	853
AMXCA 2014-2 A	1,355	125.90%	1/15/2020	(a)	1,357
AMXCA 2014-3 A	960	148.70%	4/15/2020	(a)	963
ANHEUSER-BUSCH INBEV FIN	1,725	189.70%	2/1/2019	(a)	1,742
ANHEUSER-BUSCH INBEV FIN	1,350	264.00%	2/1/2021	(a)	1,370
ANHEUSER-BUSCH INBEV FIN	525	268.80%	1/17/2023	(a)	519
ANTHEM INC	250	313.90%	5/15/2022	(a)	250
ANTHEM INC	855	575.80%	6/15/2017	(a)	875
APPALACHIAN POWER CO	810	336.10%	6/1/2025	(a)	822
APPLE INC	525	169.80%	2/22/2019	(a)	529
ARCH CAPITAL FINANCE LLC	375	395.90%	12/15/2026	(a)	381
AT&T INC	495	192.80%	6/30/2020	(a)	495
AT&T INC	1,875	229.20%	3/11/2019	(a)	1,894
AT&T INC	600	247.20%	6/30/2020	(a)	595
AT&T INC	805	358.80%	2/17/2023	(a)	818
ATMOS ENERGY CORP	1,305	621.50%	6/15/2017	(a)	1,337
AUTOZONE INC	775	130.00%	1/13/2017	(a)	780
AUTOZONE INC	100	164.10%	4/21/2019	(a)	99
AUTOZONE INC	385	325.10%	4/21/2026	(a)	372
BAIDU INC	1,610	270.90%	6/9/2019	(a)	1,637
BAIDU INC	1,110	348.40%	11/28/2022	(a)	1,119
BANK OF AMERICA	375	538.20%	5/1/2018	(a)	397
BANK OF AMERICA CORP	1,080	169.80%	8/25/2017	(a)	1,088
BANK OF AMERICA CORP	970	175.00%	6/5/2018	(a)	971
BANK OF AMERICA CORP	550	199.60%	1/11/2018	(a)	556
BANK OF AMERICA CORP	440	218.10%	11/9/2020	(a)	435
BANK OF AMERICA CORP	920	259.00%	10/21/2022	(a)	893
BANK OF AMERICA CORP	1,560	264.80%	4/19/2021	(a)	1,554
BANK OF AMERICA CORP	1,515	400.50%	1/22/2025	(a)	1,540
BANK OF MONTREAL	2,190	130.00%	7/14/2017	(a)	2,204
BANK OF NEW YORK MELLON	980	208.40%	8/1/2018	(a)	996
BANK OF NY MELLON CORP	765	250.50%	4/15/2021	(a)	768
BANQUE FED CRED MUTUEL 144A	1,395	170.00%	1/20/2017	(a)	1,406
BANQUE FED CRED MUTUEL 144A	2,660	247.70%	10/29/2018	(a)	2,696
BAXALTA INC	150	199.90%	6/22/2018	(a)	150
BAXALTA INC	1,380	287.90%	6/23/2020	(a)	1,379
BAYER US FINANCE LLC 144A	915	237.10%	10/8/2019	(a)	922
BB&T CORPORATION	1,485	181.50%	6/15/2018	(a)	1,493
BEAR STEARNS CO LLC	605	685.70%	2/1/2018	(a)	658
BERKSHIRE HATHAWAY INC	575	221.20%	3/15/2021	(a)	576
BHP BILLITON FIN USA LTD	1,965	162.70%	2/24/2017	(a)	1,974
BHP BILLITON FIN USA LTD	600	204.10%	9/30/2018	(a)	606
BIOGEN INC	420	287.10%	9/15/2020	(a)	428
BK TOKYO-MITSUBISHI UFJ 144A	1,250	145.30%	9/8/2017	(a)	1,253
BMWLT 2016-1 A4	515	151.20%	6/20/2019	(a)	515

BMWLT 2016-2 A3	365	143.00%	9/20/2019	(a)	365
BMWOT 2014-A A4	1,250	149.70%	2/25/2021	(a)	1,253
BNP PARIBAS	264	238.10%	12/12/2018	(a)	266
BNP PARIBAS	985	266.60%	8/20/2018	(a)	1,007
BOSTON PROPERTIES LP	220	319.40%	9/1/2023	(a)	218
BP CAPITAL MARKETS PLC	765	215.90%	9/16/2021	(a)	753
BP CAPITAL MARKETS PLC	810	231.20%	2/13/2020	(a)	818
BPCE SA	1,140	162.90%	1/26/2018	(a)	1,145
BPCE SA	2,005	247.70%	12/10/2018	(a)	2,026
BPCE SA 144A	980	507.40%	7/21/2024	(a)	1,017
BRITISH TELECOM PLC	390	571.30%	1/15/2018	(a)	417
BRIXMOR OPERATING PART	1,230	336.40%	9/15/2023	(a)	1,202
BRIXMOR OPERATING PART	80	392.80%	2/1/2025	(a)	80
BURLINGTN NORTH SANTA FE	610	298.80%	9/1/2022	(a)	629
BURLINGTN NORTH SANTA FE	440	363.80%	9/1/2023	(a)	471
BURLINGTON NORTH SANTA FE	110	547.40%	3/15/2018	(a)	117
CABMT 2014-1 A	425	105.40%	3/16/2020	(a)	425
CAMDEN PROPERTY TRUST	885	434.70%	6/15/2021	(a)	943
CANADIAN NATL RESOURCES	450	175.30%	1/15/2018	(a)	453
CANADIAN NATL RESOURCES	1,035	562.20%	5/15/2017	(a)	1,057
CAPITAL ONE NA	385	165.30%	2/5/2018	(a)	387
CAPITAL ONE NA	1,125	187.40%	9/13/2019	(a)	1,117
CAPITAL ONE NA	250	233.70%	8/17/2018	(a)	254
CARMX 2013-4 A3	75	80.00%	7/16/2018	(a)	75
CARMX 2014-4 A3	191	125.00%	11/15/2019	(a)	191
CARMX 2014-4 A4	155	180.50%	7/15/2020	(a)	156
CARMX 2015-1 A3	875	138.00%	11/15/2019	(a)	876
CARMX 2015-2 A3	645	137.00%	3/16/2020	(a)	646
CARMX 2015-2 A4	330	180.10%	3/15/2021	(a)	330
CARMX 2015-3 A3	655	162.60%	5/15/2020	(a)	657
CARMX 2015-3 A4	475	197.10%	2/16/2021	(a)	478
CARMX 2015-4 A3	880	156.00%	11/16/2020	(a)	881
CARMX 2016-1 A3	1,685	161.00%	11/16/2020	(a)	1,686
CARMX 2016-2 A3	495	152.70%	2/16/2021	(a)	493
CARMX 2016-2 A4	540	170.10%	9/15/2021	(a)	534
CARMX 2016-4 A3	500	141.60%	8/15/2021	(a)	495
CATHOLIC HEALTH INITIATI	90	160.00%	11/1/2017	(a)	90
CATHOLIC HEALTH INITIATI	755	257.70%	8/1/2018	(a)	770
CATHOLIC HEALTH INITIATI	1,110	304.30%	11/1/2022	(a)	1,082
CC HOLDINGS GS V LLC/CRO	160	378.80%	4/15/2023	(a)	164
CCART 2016-BA A2 144A	225	136.20%	1/15/2020	(a)	225
CCART 2016-BA A3 144A	270	165.40%	7/15/2021	(a)	268
CCCIT 2014-A4 A4	1,645	123.00%	4/24/2019	(a)	1,649
CCCIT 2016-A1 A1	2,835	175.90%	11/19/2021	(a)	2,824
CD 2016 CD1 A1	432	146.50%	8/10/2049	(a)	426
CELGENE CORP	1,156	211.70%	8/15/2018	(a)	1,170
CELGENE CORP	540	228.80%	8/15/2018	(a)	547

CELGENE CORP	750	382.60%	8/15/2025	(a)	771
CELGENE CORP	1,110	387.10%	8/15/2023	(a)	1,164
CGCMT 2013-GC15 A1	150	137.80%	9/10/2046	(a)	150
CGCMT 2014-GC19 A1	75	119.90%	3/10/2047	(a)	75
CGCMT 2014-GC21 A1	72	124.60%	5/10/2047	(a)	72
CGCMT 2014-GC25 A1	159	148.50%	10/10/2047	(a)	160
CGCMT 2015-GC29 A1	494	145.40%	4/10/2048	(a)	493
CGCMT 2015-GC33 A1	322	165.00%	9/10/2058	(a)	321
CGCMT 2015-GC33 A4	135	363.20%	9/10/2058	(a)	141
CGCMT 2016-C2 A1	502	151.90%	8/10/2049	(a)	496
CGCMT 2016-GC36 A1	641	163.10%	2/10/2049	(a)	635
CHAIT 2015-A2 A	1,380	158.60%	2/18/2020	(a)	1,385
CHAIT 2016-A2 A	2,780	138.40%	6/15/2021	(a)	2,754
CITIGROUP INC	1,120	154.90%	8/14/2017	(a)	1,127
CITIGROUP INC	300	170.60%	4/27/2018	(a)	300
CITIGROUP INC	710	180.10%	2/5/2018	(a)	715
CITIGROUP INC	860	184.70%	11/24/2017	(a)	863
CITIGROUP INC	515	205.80%	6/7/2019	(a)	514
CITIGROUP INC	855	270.90%	3/30/2021	(a)	858
CITIGROUP INC	1,090	292.80%	12/8/2021	(a)	1,081
CITIZENS BANK NA/RI	1,530	228.90%	12/3/2018	(a)	1,540
CITIZENS BANK NA/RI	750	248.10%	3/14/2019	(a)	761
CITIZENS BANK NA/RI	1,500	256.70%	5/13/2021	(a)	1,495
CITIZENS FINANCIAL GROUP	90	242.40%	7/28/2021	(a)	89
CME GROUP INC	1,015	293.60%	9/15/2022	(a)	1,046
CNA FINANCIAL CORP	825	534.10%	8/15/2020	(a)	926
CNA FINANCIAL CORP	270	648.20%	11/15/2019	(a)	309
CNA FINANCIAL CORP	240	661.30%	1/15/2018	(a)	260
CNH 2014-C A3	436	105.10%	11/15/2019	(a)	436
CNH 2014-C A4	735	165.00%	9/15/2021	(a)	735
CNH 2015-B A3	1,110	137.00%	7/15/2020	(a)	1,110
CNH 2015-B A4	330	188.70%	4/15/2022	(a)	331
CNH 2015-C A3	1,450	165.70%	11/16/2020	(a)	1,454
CNH 2016-A A3	2,370	148.80%	4/15/2021	(a)	2,359
CNH 2016-C A3	440	145.50%	12/15/2021	(a)	436
CNH 2016-C A4	530	178.90%	9/15/2023	(a)	522
CNP 2005-A A4	106	513.60%	8/1/2019	(a)	109
COCA COLA FEMSA SAB CV	495	437.00%	2/15/2020	(a)	533
COMET 2016-A4 A4	1,990	134.90%	6/15/2022	(a)	1,964
COMM 2012-CR3 A3	540	279.10%	10/15/2045	(a)	547
COMM 2014-CR17 A1	52	127.80%	5/10/2047	(a)	52
COMM 2014-CR19 A1	414	141.90%	8/10/2047	(a)	413
COMM 2014-CR20 A1	462	132.90%	11/10/2047	(a)	460
COMM 2014-CR21 A1	107	149.60%	12/10/2047	(a)	107
COMM 2014-LC17 A1	165	138.50%	10/10/2047	(a)	165
COMM 2014-UBS4 A1	162	131.10%	8/10/2047	(a)	162
COMM 2014-UBS6 A1	485	144.80%	12/10/2047	(a)	484

COMM 2015-CR22 A1	250	157.30%	3/10/2048	(a)	250
COMM 2015-CR24 A1	1,491	165.40%	8/10/2048	(a)	1,491
COMM 2015-CR24 A5	190	356.60%	8/10/2048	(a)	198
COMM 2015-CR26 A1	397	161.00%	10/10/2048	(a)	396
COMM 2015-CR26 A4	1,435	353.20%	10/10/2048	(a)	1,479
COMM 2015-LC23 A2	2,055	313.00%	10/10/2048	(a)	2,120
COMM 2016-CR28 A1	234	177.30%	2/10/2049	(a)	234
COMMONWEALTH BANK AUST 144A	505	440.30%	12/9/2025	(a)	518
COMMONWEALTH BK AUSTR NY	831	175.40%	11/2/2018	(a)	832
COMMONWEALTH BK AUSTR NY	1,380	205.40%	3/15/2019	(a)	1,385
COMMONWEALTH BK AUSTR NY	770	241.70%	11/2/2020	(a)	768
CONOCOPHILLIPS	315	497.70%	5/15/2018	(a)	331
CONOCOPHILLIPS COMPANY	600	105.50%	12/15/2017	(a)	597
CONOCOPHILLIPS COMPANY	145	150.60%	5/15/2018	(a)	145
CONTINENTAL AIRLINES INC	125	450.20%	7/12/2022	(a)	134
CONTL AIRLINES 2012-1	1,271	402.90%	10/11/2025	(a)	1,320
CREDIT SUISSE NEW YORK	1,670	137.50%	5/26/2017	(a)	1,673
CREDIT SUISSE NEW YORK	340	229.40%	5/28/2019	(a)	342
CREDIT SUISSE NEW YORK	930	297.40%	10/29/2021	(a)	943
CROWN CASTLE TOWERS LLC 144A	2,794	563.10%	1/15/2040	(a)	3,041
CSAIL 2015-C3 A1	344	172.40%	8/15/2048	(a)	344
CSAIL 2015-C4 A1	298	200.50%	11/15/2048	(a)	299
CSAIL 2016-C5 A1	305	175.20%	11/15/2048	(a)	304
CSAILL 2015-C1 A1	324	168.60%	4/15/2050	(a)	324
CVS HEALTH CORP	1,680	189.40%	7/20/2018	(a)	1,700
DAIMLER FINANCE NA LLC 144A	1,915	112.50%	3/10/2017	(a)	1,921
DAIMLER FINANCE NA LLC 144A	1,115	173.70%	8/1/2018	(a)	1,124
DAIMLER FINANCE NA LLC 144A	510	177.60%	10/30/2019	(a)	504
DAIMLER FINANCE NA LLC 144A	1,480	285.30%	3/10/2021	(a)	1,505
DCENT 2014-A5 A	2,385	138.80%	4/15/2020	(a)	2,390
DCENT 2015-A3 A	1,705	145.20%	3/15/2021	(a)	1,703
DCENT 2016-A1 A1	2,060	164.10%	7/15/2021	(a)	2,061
DCENT 2016-A3 A3	1,140	189.10%	10/16/2023	(a)	1,116
DCENT 2016-A4 A4	2,910	140.70%	3/15/2022	(a)	2,877
DELTA AIR LINES	302	473.10%	5/23/2019	(a)	317
DELTA AIR LINES	278	698.20%	6/17/2021	(a)	309
DELTA AIR LINES 2011-1	166	502.40%	10/15/2020	(a)	177
DELTA AIR LINES 2015-1AA	287	358.50%	1/30/2029	(a)	295
DISCOVER BANK	750	200.10%	2/21/2018	(a)	755
DISCOVER BANK	2,310	258.00%	11/13/2018	(a)	2,336
DNB BANK ASA 144A	1,580	318.60%	4/3/2017	(a)	1,599
DOMINION RESOURCES INC 144A	2,140	212.20%	2/15/2018	(a)	2,160
EATON VANCE CORP	790	357.90%	6/15/2023	(a)	801
EFF 2016-2 A2 144A	600	174.50%	2/22/2022	(a)	599
ELL 2011-A A1	539	206.10%	9/1/2023	(a)	534
EMD FINANCE LLC 144A	365	170.60%	3/19/2018	(a)	366
EMD FINANCE LLC 144A	1,385	297.20%	3/19/2022	(a)	1,386

EMERSON ELECTRIC CO	645	521.30%	10/15/2017	(a)	672
ENBRIDGE INC	435	395.10%	10/1/2023	(a)	445
ENBRIDGE INC	480	416.90%	12/1/2026	(a)	491
ENTERPRISE PRODUCTS OPER	810	165.40%	5/7/2018	(a)	810
ENTERPRISE PRODUCTS OPER	305	252.20%	10/15/2019	(a)	310
ENTERPRISE PRODUCTS OPER	200	282.90%	4/15/2021	(a)	203
EOG RESOURCES INC	920	389.50%	2/1/2021	(a)	984
EOG RESOURCES INC	960	570.30%	9/15/2017	(a)	1,006
ERAC USA FINANCE COMPANY 144A	305	274.20%	3/15/2017	(a)	308
ERAC USA FINANCE COMPANY 144A	470	615.30%	10/15/2017	(a)	493
ERAC USA FINANCE LLC 144A	110	276.60%	11/1/2018	(a)	112
ESSEX PORTFOLIO LP	690	328.50%	5/1/2023	(a)	686
ESSEX PORTFOLIO LP	565	356.20%	8/15/2022	(a)	583
EXELON CORP	645	155.00%	6/9/2017	(a)	645
EXELON CORP	185	248.10%	4/15/2021	(a)	184
EXELON GENERATION CO LLC	405	291.60%	1/15/2020	(a)	415
EXPERIAN FINANCE PLC 144A	420	236.70%	6/15/2017	(a)	422
EXPRESS SCRIPTS HOLDING	135	225.10%	6/15/2019	(a)	135
EXPRESS SCRIPTS HOLDING	1,165	311.80%	7/15/2023	(a)	1,138
EXPRESS SCRIPTS HOLDING	180	324.60%	2/25/2021	(a)	185
EXXON MOBIL CORPORATION	765	130.60%	3/6/2018	(a)	768
EXXON MOBIL CORPORATION	1,110	132.50%	3/6/2022	(a)	1,104
FANNIE MAE	22,050	101.20%	8/28/2019	(a)	21,868
FANNIE MAE	6,695	101.50%	10/24/2019	(a)	6,611
FANNIE MAE	9,305	129.40%	8/17/2021	(a)	9,034
FANNIE MAE	945	140.40%	2/26/2021	(a)	930
FANNIE MAE	5,125	141.50%	10/7/2021	(a)	4,998
FANNIE MAE	1,210	187.20%	12/28/2020	(a)	1,212
FANNIE MAE	2,835	204.40%	9/24/2026	(a)	2,615
FANNIE MAE	1,875	259.80%	9/6/2024	(a)	1,910
FEDERAL HOME LOAN BANK	9,710	125.10%	1/16/2019	(a)	9,709
FHL ARM	11	295.10%	9/1/2032	(a)	11
FHL-15YR GOLD	16	438.70%	1/1/2019	(a)	17
FHLMC 15YR GIANT	40	561.30%	8/1/2022	(a)	42
FHLMC 15YR GOLD	239	380.20%	5/1/2026	(a)	252
FHLMC 15YR GOLD	108	424.60%	7/1/2026	(a)	115
FHLMC 15YR GOLD	20	438.70%	4/1/2019	(a)	21
FHLMC 15YR GOLD	114	466.10%	12/1/2023	(a)	123
FHLMC 15YR GOLD	25	467.80%	10/1/2022	(a)	26
FHLMC 15YR GOLD	5	487.50%	7/1/2025	(a)	5
FHLMC 15YR GOLD	7	488.10%	10/1/2018	(a)	7
FHLMC 15YR GOLD	57	528.20%	8/1/2020	(a)	60
FHLMC 15YR GOLD	22	529.30%	9/1/2020	(a)	23
FHLMC 15YR GOLD	1	534.00%	11/1/2018	(a)	1
FHLMC 15YR GOLD	7	548.90%	7/1/2020	(a)	7
FHLMC 15YR GOLD	4	573.60%	8/1/2021	(a)	4
FHLMC 15YR GOLD	14	593.50%	3/1/2019	(a)	14

FHLMC ARM	47	247.90%	2/1/2037	(a)	49
FHLMC ARM	193	256.90%	2/1/2037	(a)	205
FHLMC ARM	107	274.20%	1/1/2037	(a)	116
FHLMC ARM	1	274.20%	10/1/2036	(a)	1
FHLMC ARM	694	278.40%	10/1/2036	(a)	739
FHLMC ARM	13	281.30%	7/1/2035	(a)	13
FHLMC ARM	85	299.90%	3/1/2036	(a)	90
FHLMC ARM	137	301.30%	2/1/2037	(a)	147
FHLMC ARM	4	302.10%	8/1/2036	(a)	4
FHLMC ARM	67	317.40%	10/1/2037	(a)	71
FHLMC ARM	36	320.10%	11/1/2035	(a)	39
FHLMC ARM	36	333.40%	11/1/2036	(a)	38
FHLMC ARM	57	340.60%	12/1/2036	(a)	59
FHLMC GOLD	1,172	301.90%	3/1/2046	(a)	1,168
FHLMC GOLD	2,996	340.90%	3/1/2045	(a)	3,084
FHLMC GOLD	5,291	341.40%	10/1/2045	(a)	5,441
FHLMC GOLD	2,227	341.40%	9/1/2045	(a)	2,290
FHLMC GOLD	214	380.90%	9/1/2044	(a)	226
FHLMC GOLD	52	449.80%	11/1/2033	(a)	58
FHLMC GOLD	30	451.10%	11/1/2033	(a)	34
FHLMC GOLD	291	453.20%	6/1/2040	(a)	323
FHLMC GOLD	6	459.60%	9/1/2033	(a)	7
FHLMC GOLD	8	487.90%	11/1/2018	(a)	8
FHLMC GOLD	144	493.70%	1/1/2040	(a)	161
FHLMC GOLD	400	493.80%	12/1/2039	(a)	447
FHLMC GOLD	258	493.90%	2/1/2040	(a)	288
FHLMC GOLD	65	495.50%	6/1/2040	(a)	73
FHLMC GOLD	20	522.60%	9/1/2034	(a)	23
FHLMC GOLD	52	523.60%	12/1/2028	(a)	60
FHLMC GOLD	29	524.10%	8/1/2038	(a)	33
FHLMC GOLD	106	524.60%	9/1/2035	(a)	121
FHLMC GOLD	301	529.10%	2/1/2035	(a)	343
FHLMC GOLD	94	531.20%	12/1/2036	(a)	107
FHLMC GOLD	15	531.20%	1/1/2038	(a)	17
FHLMC GOLD	22	531.20%	10/1/2032	(a)	25
FHLMC GOLD	4	597.10%	5/1/2017	(a)	4
FHLMC GOLD	9	651.10%	6/1/2032	(a)	9
FHLMC GOLD	2	670.20%	6/1/2032	(a)	3
FHLMC_ARM	14	249.30%	1/1/2036	(a)	14
FHMS 5502 A2	798	142.50%	8/25/2017	(a)	799
FHR 4448 JA	690	378.70%	11/15/2036	(a)	731
FIFTH THIRD BANCORP	675	135.00%	6/1/2017	(a)	676
FIFTH THIRD BANCORP	480	417.50%	1/16/2024	(a)	504
FLORIDA GAS TRANSMISSION 144A	1,055	379.00%	7/15/2022	(a)	1,098
FLORIDA GAS TRANSMISSION 144A	290	430.70%	7/15/2025	(a)	299
FNMA 15YR	326	292.00%	2/1/2030	(a)	336
FNMA 15YR	326	292.00%	11/1/2029	(a)	336

FNMA 15YR	384	335.20%	3/1/2028	(a)	402
FNMA 15YR	708	335.20%	11/1/2026	(a)	741
FNMA 15YR	37	335.50%	12/1/2026	(a)	39
FNMA 15YR	32	335.50%	2/1/2027	(a)	33
FNMA 15YR	26	335.50%	1/1/2026	(a)	27
FNMA 15YR	179	335.50%	1/1/2027	(a)	187
FNMA 15YR	138	335.60%	8/1/2025	(a)	145
FNMA 15YR	231	335.60%	12/1/2025	(a)	242
FNMA 15YR	159	335.60%	12/1/2026	(a)	166
FNMA 15YR	373	335.60%	1/1/2027	(a)	390
FNMA 15YR	21	335.60%	7/1/2028	(a)	22
FNMA 15YR	85	335.60%	3/1/2026	(a)	89
FNMA 15YR	596	378.80%	1/1/2026	(a)	631
FNMA 15YR	182	378.80%	11/1/2025	(a)	193
FNMA 15YR	53	378.80%	9/1/2026	(a)	56
FNMA 15YR	1	378.90%	7/1/2025	(a)	1
FNMA 15YR	35	378.90%	5/1/2025	(a)	37
FNMA 15YR	1,031	379.20%	11/1/2027	(a)	1,091
FNMA 15YR	297	379.40%	10/1/2026	(a)	314
FNMA 15YR	44	422.10%	10/1/2024	(a)	47
FNMA 15YR	15	423.70%	9/1/2025	(a)	16
FNMA 15YR	42	423.80%	11/1/2024	(a)	44
FNMA 15YR	161	424.20%	10/1/2026	(a)	171
FNMA 15YR	110	424.70%	9/1/2024	(a)	117
FNMA 15YR	223	425.70%	1/1/2027	(a)	237
FNMA 15YR	64	425.80%	4/1/2026	(a)	67
FNMA 15YR	1,200	426.10%	4/1/2026	(a)	1,272
FNMA 15YR	392	426.10%	11/1/2024	(a)	416
FNMA 15YR	447	426.30%	8/1/2025	(a)	474
FNMA 15YR	55	426.30%	12/1/2024	(a)	59
FNMA 15YR	196	426.90%	7/1/2026	(a)	208
FNMA 15YR	12	434.00%	12/1/2020	(a)	12
FNMA 15YR	27	437.10%	7/1/2020	(a)	28
FNMA 15YR	10	437.90%	6/1/2019	(a)	10
FNMA 15YR	139	468.00%	6/1/2026	(a)	150
FNMA 15YR	31	468.20%	9/1/2025	(a)	33
FNMA 15YR	5	468.30%	6/1/2023	(a)	5
FNMA 15YR	6	468.40%	2/1/2022	(a)	7
FNMA 15YR	19	468.40%	1/1/2023	(a)	21
FNMA 15YR	516	468.50%	1/1/2024	(a)	552
FNMA 15YR	46	469.00%	5/1/2023	(a)	49
FNMA 15YR	2	470.90%	4/1/2023	(a)	2
FNMA 15YR	127	471.10%	10/1/2021	(a)	135
FNMA 15YR	102	471.20%	6/1/2023	(a)	109
FNMA 15YR	11	472.30%	5/1/2023	(a)	12
FNMA 15YR	143	473.40%	3/1/2023	(a)	151
FNMA 15YR	118	479.00%	9/1/2022	(a)	124

FNMA 15YR	509	481.90%	12/1/2020	(a)	530
FNMA 15YR	53	482.20%	12/1/2020	(a)	56
FNMA 15YR	65	483.60%	5/1/2023	(a)	67
FNMA 15YR	21	484.70%	5/1/2021	(a)	22
FNMA 15YR	19	484.90%	5/1/2019	(a)	19
FNMA 15YR	25	485.90%	12/1/2019	(a)	25
FNMA 15YR	16	487.80%	11/1/2018	(a)	17
FNMA 15YR	155	509.60%	6/1/2023	(a)	168
FNMA 15YR	19	514.80%	5/1/2022	(a)	21
FNMA 15YR	303	515.90%	2/1/2023	(a)	325
FNMA 15YR	37	516.10%	5/1/2023	(a)	39
FNMA 15YR	8	516.30%	9/1/2021	(a)	8
FNMA 15YR	68	516.70%	12/1/2023	(a)	73
FNMA 15YR	79	516.80%	5/1/2022	(a)	85
FNMA 15YR	23	517.00%	2/1/2023	(a)	24
FNMA 15YR	14	517.40%	9/1/2021	(a)	15
FNMA 15YR	87	517.80%	4/1/2022	(a)	93
FNMA 15YR	38	519.80%	11/1/2023	(a)	40
FNMA 15YR	9	520.40%	9/1/2021	(a)	10
FNMA 15YR	34	522.00%	3/1/2021	(a)	36
FNMA 15YR	14	523.50%	8/1/2021	(a)	14
FNMA 15YR	73	526.20%	3/1/2021	(a)	77
FNMA 15YR	3	527.10%	2/1/2021	(a)	3
FNMA 15YR	11	527.20%	5/1/2021	(a)	11
FNMA 15YR	8	533.90%	7/1/2019	(a)	9
FNMA 15YR	2	553.10%	8/1/2022	(a)	2
FNMA 15YR	88	556.80%	2/1/2023	(a)	95
FNMA 15YR	107	556.80%	3/1/2023	(a)	115
FNMA 15YR	21	561.40%	5/1/2021	(a)	23
FNMA 15YR	4	565.00%	1/1/2022	(a)	4
FNMA 15YR	21	566.20%	3/1/2021	(a)	22
FNMA 15YR	3	647.60%	5/1/2017	(a)	3
FNMA 30 YR	68	293.10%	8/1/2038	(a)	72
FNMA 30 YR	752	300.30%	2/1/2043	(a)	753
FNMA 30 YR	300	300.30%	5/1/2043	(a)	300
FNMA 30 YR	1,191	300.30%	9/1/2045	(a)	1,193
FNMA 30 YR	1,496	301.70%	8/1/2046	(a)	1,491
FNMA 30 YR	2,375	301.70%	5/1/2046	(a)	2,367
FNMA 30 YR	1,300	301.70%	9/1/2046	(a)	1,295
FNMA 30 YR	436	341.40%	4/1/2046	(a)	449
FNMA 30 YR	660	341.40%	1/1/2046	(a)	679
FNMA 30 YR	371	378.80%	4/1/2045	(a)	393
FNMA 30 YR	120	378.80%	2/1/2045	(a)	127
FNMA 30 YR	46	378.90%	8/1/2042	(a)	49
FNMA 30 YR	59	378.90%	2/1/2041	(a)	63
FNMA 30 YR	161	379.90%	1/1/2041	(a)	170
FNMA 30 YR	46	380.30%	10/1/2043	(a)	48

FNMA 30 YR	1,981	380.40%	11/1/2045	(a)	2,089
FNMA 30 YR	377	380.50%	12/1/2043	(a)	398
FNMA 30 YR	571	380.50%	11/1/2043	(a)	602
FNMA 30 YR	576	380.60%	11/1/2043	(a)	607
FNMA 30 YR	753	380.70%	8/1/2043	(a)	794
FNMA 30 YR	201	380.70%	12/1/2043	(a)	212
FNMA 30 YR	193	380.70%	9/1/2043	(a)	203
FNMA 30 YR	823	416.90%	2/1/2041	(a)	892
FNMA 30 YR	91	417.50%	4/1/2041	(a)	98
FNMA 30 YR	259	452.80%	7/1/2035	(a)	288
FNMA 30 YR	84	455.30%	11/1/2033	(a)	92
FNMA 30 YR	135	455.80%	7/1/2035	(a)	149
FNMA 30 YR	60	456.60%	5/1/2033	(a)	66
FNMA 30 YR	175	456.90%	7/1/2041	(a)	192
FNMA 30 YR	296	457.50%	6/1/2041	(a)	325
FNMA 30 YR	298	457.90%	4/1/2040	(a)	326
FNMA 30 YR	176	458.60%	3/1/2034	(a)	192
FNMA 30 YR	622	484.10%	12/1/2035	(a)	709
FNMA 30 YR	13	488.70%	1/1/2036	(a)	15
FNMA 30 YR	24	489.90%	12/1/2034	(a)	27
FNMA 30 YR	22	490.30%	4/1/2035	(a)	24
FNMA 30 YR	6	490.40%	8/1/2037	(a)	7
FNMA 30 YR	2	490.40%	12/1/2038	(a)	2
FNMA 30 YR	39	490.60%	8/1/2037	(a)	44
FNMA 30 YR	174	490.90%	8/1/2037	(a)	196
FNMA 30 YR	536	491.10%	5/1/2035	(a)	603
FNMA 30 YR	131	491.20%	8/1/2037	(a)	147
FNMA 30 YR	13	491.30%	8/1/2037	(a)	15
FNMA 30 YR	104	491.30%	1/1/2036	(a)	117
FNMA 30 YR	368	491.30%	9/1/2038	(a)	414
FNMA 30 YR	19	491.40%	3/1/2036	(a)	22
FNMA 30 YR	65	491.80%	4/1/2036	(a)	73
FNMA 30 YR	176	492.00%	1/1/2037	(a)	197
FNMA 30 YR	464	492.10%	6/1/2040	(a)	521
FNMA 30 YR	102	492.30%	1/1/2038	(a)	115
FNMA 30 YR	223	492.60%	6/1/2038	(a)	250
FNMA 30 YR	3	492.70%	5/1/2036	(a)	3
FNMA 30 YR	367	492.90%	12/1/2039	(a)	411
FNMA 30 YR	951	493.10%	6/1/2038	(a)	1,065
FNMA 30 YR	466	493.10%	6/1/2039	(a)	522
FNMA 30 YR	163	493.10%	11/1/2039	(a)	182
FNMA 30 YR	78	493.30%	5/1/2039	(a)	87
FNMA 30 YR	327	493.60%	1/1/2040	(a)	365
FNMA 30 YR	206	494.70%	7/1/2040	(a)	230
FNMA 30 YR	158	521.70%	2/1/2034	(a)	182
FNMA 30 YR	509	521.80%	3/1/2034	(a)	587
FNMA 30 YR	16	522.30%	8/1/2034	(a)	19

FNMA 30 YR	3	523.00%	9/1/2038	(a)	4
FNMA 30 YR	18	525.20%	12/1/2034	(a)	21
FNMA 30 YR	34	526.20%	4/1/2035	(a)	39
FNMA 30 YR	57	526.20%	11/1/2034	(a)	65
FNMA 30 YR	581	526.60%	1/1/2036	(a)	664
FNMA 30 YR	231	527.10%	3/1/2037	(a)	264
FNMA 30 YR	1	527.90%	4/1/2036	(a)	1
FNMA 30 YR	2	529.10%	6/1/2036	(a)	3
FNMA 30 YR	7	529.30%	3/1/2037	(a)	8
FNMA 30 YR	186	529.40%	9/1/2039	(a)	211
FNMA 30 YR	26	529.70%	5/1/2038	(a)	29
FNMA 30 YR	103	529.80%	2/1/2037	(a)	117
FNMA 30 YR	79	529.80%	10/1/2038	(a)	90
FNMA 30 YR	1	530.40%	8/1/2028	(a)	1
FNMA 30 YR	101	553.60%	8/1/2038	(a)	119
FNMA 30 YR	16	557.70%	7/1/2036	(a)	19
FNMA 30 YR	189	561.20%	12/1/2032	(a)	220
FNMA 30 YR	26	574.50%	8/1/2037	(a)	29
FNMA 30 YR	21	574.50%	11/1/2037	(a)	23
FNMA 30 YR	1	690.40%	8/1/2029	(a)	1
FNMA 30YR	244	561.10%	7/1/2032	(a)	284
FNMA ARM	653	233.00%	12/1/2037	(a)	691
FNMA ARM	269	268.40%	7/1/2036	(a)	284
FNMA ARM	246	272.90%	9/1/2037	(a)	260
FNMA ARM	11	281.70%	12/1/2035	(a)	12
FNMA ARM	99	284.00%	8/1/2036	(a)	106
FNMA ARM	47	287.50%	11/1/2035	(a)	50
FNMA ARM	70	293.80%	12/1/2035	(a)	73
FNMA ARM	11	313.20%	9/1/2036	(a)	11
FNMA ARM	34	322.90%	12/1/2035	(a)	36
FNMA ARM	20	325.20%	12/1/2035	(a)	21
FNMA ARM	327	333.70%	12/1/2036	(a)	347
FNMA MEGA	327	518.90%	12/1/2021	(a)	348
FNR 2005-69 AD	64	475.20%	8/25/2035	(a)	68
FNR 2016-83 FA	515	125.30%	11/25/2046	(a)	517
FNR 2016-85 FA	891	125.60%	11/25/2046	(a)	891
FNR 2016-85 FG	944	125.70%	11/25/2046	(a)	944
FORD MOTOR CREDIT CO LLC	3,395	168.70%	9/8/2017	(a)	3,407
FORD MOTOR CREDIT CO LLC	1,140	204.10%	5/3/2019	(a)	1,133
FORD MOTOR CREDIT CO LLC	1,160	298.30%	6/12/2017	(a)	1,169
FORDF 2014-1 A1	890	120.00%	2/15/2019	(a)	891
FORDF 2015-1 A1	1,520	142.10%	1/15/2020	(a)	1,519
FORDF 2016-3 A1	1,485	156.70%	7/15/2021	(a)	1,470
FORDO 2014-B A4	215	141.90%	8/15/2019	(a)	215
FORDO 2015-A A3	379	128.00%	9/15/2019	(a)	379
FORDO 2015-A A4	435	163.80%	6/15/2020	(a)	436
FORDO 2015-B A3	1,363	116.10%	11/15/2019	(a)	1,363

FORDO 2015-B A4	605	158.00%	8/15/2020	(a)	605
FORDO 2016-A A3	315	139.10%	7/15/2020	(a)	315
FORDO 2016-A A4	255	160.50%	6/15/2021	(a)	254
FORDO 2016-B A4	105	153.20%	8/15/2021	(a)	104
FORDR 2016-2 A 144A	1,200	206.60%	12/15/2027	(a)	1,180
FORTIS INC 144A	1,600	327.50%	10/4/2026	(a)	1,504
FORTIVE CORPORATION 144A	120	181.00%	6/15/2019	(a)	119
FREDDIE MAC	23,605	88.00%	10/12/2018	(a)	23,532
FREDDIE MAC	1,580	125.60%	8/1/2019	(a)	1,581
GAIF BOND ISSUER PTY LIMITED 144A	1,197	358.70%	9/30/2026	(a)	1,145
GATX CORP	995	125.00%	3/4/2017	(a)	999
GATX CORP	295	236.50%	7/30/2018	(a)	299
GATX CORP	170	249.80%	7/30/2019	(a)	172
GATX CORP	480	249.90%	3/15/2019	(a)	484
GATX CORP	755	262.80%	3/30/2020	(a)	752
GATX CORP	650	450.40%	6/1/2021	(a)	703
GE CAPITAL INTL FUNDING	1,930	234.50%	11/15/2020	(a)	1,933
GEDFT 2014-2 A	1,740	118.90%	10/20/2019	(a)	1,741
GEMNT 2012-2 A	1,820	220.40%	1/15/2022	(a)	1,835
GENERAL ELEC CAP CORP	272	219.50%	1/9/2020	(a)	276
GENERAL ELEC CAP CORP	426	478.20%	2/11/2021	(a)	481
GENERAL MOTORS FINL CO	885	238.00%	10/4/2019	(a)	879
GENERAL MOTORS FINL CO	535	241.60%	5/9/2019	(a)	533
GENERAL MOTORS FINL CO	1,485	261.20%	7/10/2017	(a)	1,511
GENERAL MOTORS FINL CO	615	307.00%	1/15/2019	(a)	630
GENERAL MOTORS FINL CO	1,415	350.20%	4/10/2022	(a)	1,405
GENERAL MOTORS FINL CO	180	466.40%	8/15/2017	(a)	187
GEORGE WASHINGTON UNIVER	980	339.50%	9/15/2022	(a)	1,016
GEORGIA POWER COMPANY	1,605	194.10%	12/1/2018	(a)	1,615
GFORT 2016-1 A1 144A	1,645	196.70%	5/17/2021	(a)	1,641
GILEAD SCIENCES INC	330	234.20%	2/1/2020	(a)	334
GILEAD SCIENCES INC	495	319.30%	9/1/2022	(a)	509
GILEAD SCIENCES INC	390	349.00%	2/1/2025	(a)	397
GILEAD SCIENCES INC	105	360.80%	3/1/2026	(a)	108
GMALT 2015-3 A3	1,030	168.60%	3/20/2019	(a)	1,033
GMALT 2015-3 A4	960	180.90%	11/20/2019	(a)	961
GMALT 2016-1 A3	2,190	163.90%	7/20/2019	(a)	2,193
GMALT 2016-1 A4	1,945	179.50%	3/20/2020	(a)	1,941
GMALT 2016-2 A3	1,035	162.20%	9/20/2019	(a)	1,034
GMALT 2016-2 A4	645	177.30%	3/20/2020	(a)	641
GMALT 2016-3 A3	510	161.50%	12/20/2019	(a)	509
GNMA 30 YR	84	336.50%	1/15/2042	(a)	88
GNMA 30 YR	17	565.80%	1/15/2029	(a)	19
GNMA 30 YR	2	569.10%	2/15/2028	(a)	2
GNMA 30 YR	33	569.10%	7/15/2028	(a)	38
GNMA 30 YR	30	594.90%	11/15/2028	(a)	35
GNMA 30 YR	4	656.20%	8/15/2025	(a)	5

GNMA 30 YR	4	664.70%	10/15/2031	(a)	4
GNMA 30 YR	3	682.40%	11/15/2025	(a)	3
GNMA 30 YR	4	699.40%	6/15/2032	(a)	4
GNMA 30 YR	2	700.20%	10/15/2025	(a)	2
GNMA 30 YR	3	726.20%	6/15/2025	(a)	3
GNMA 30 YR	4	736.30%	8/15/2025	(a)	4
GNMA 30 YR	2	741.70%	10/15/2025	(a)	2
GNMA 30 YR	4	784.30%	7/15/2025	(a)	4
GNMA 30 YR PLAT	276	517.40%	7/15/2036	(a)	322
GNMA 30 YR PLAT	16	619.00%	3/15/2032	(a)	20
GNMA II 15 YR	687	333.00%	3/20/2026	(a)	725
GNMA II 30 YR	162	448.90%	1/20/2035	(a)	181
GNMA II 30 YR	111	448.90%	5/20/2035	(a)	124
GNMA II 30 YR	41	449.00%	1/20/2036	(a)	46
GNMA ll 30 YR	526	336.00%	3/20/2043	(a)	550
GNMA ll 30 YR	229	416.60%	11/20/2040	(a)	248
GNMA ll 30 YR	369	448.30%	12/20/2034	(a)	414
GNMA ll 30 YR	474	449.00%	10/20/2035	(a)	530
GNMA ll 30 YR	17	451.20%	10/20/2039	(a)	19
GNMA ll 30 YR	88	451.30%	2/20/2040	(a)	98
GNMA ll 30 YR	974	452.00%	3/20/2041	(a)	1,082
GNMA ll 30 YR	2,083	452.40%	11/20/2039	(a)	2,311
GNMA ll 30 YR	52	453.90%	12/20/2035	(a)	57
GNMA ll 30 YR	59	453.90%	5/20/2036	(a)	66
GNR 2004-47 QV	47	599.80%	9/16/2020	(a)	47
GNR 2012-32 FP	414	110.80%	3/16/2042	(a)	414
GOLDMAN SACHS GROUP INC	600	230.30%	12/13/2019	(a)	600
GOLDMAN SACHS GROUP INC	640	253.40%	10/23/2019	(a)	647
GOLDMAN SACHS GROUP INC	760	264.70%	4/25/2021	(a)	757
GOLDMAN SACHS GROUP INC	375	274.00%	9/15/2020	(a)	379
GOLDMAN SACHS GROUP INC	865	286.50%	2/25/2021	(a)	877
GOLDMAN SACHS GROUP INC	915	387.30%	3/3/2024	(a)	957
GOLDMAN SACHS GROUP INC	595	419.20%	10/21/2025	(a)	608
GOLDMAN SACHS GROUP INC	1,035	571.10%	1/18/2018	(a)	1,106
GOLDMAN SACHS GROUP INC	3,030	585.20%	4/1/2018	(a)	3,231
GOVT NATL MORTG ASSN	1	812.20%	3/15/2025	(a)	1
GOVT NATL MORTG ASSN	3	822.40%	12/15/2022	(a)	4
GOVT NATL MORTG ASSN	1	836.20%	11/15/2024	(a)	1
GOVT NATL MORTG ASSN	1	856.70%	2/15/2025	(a)	1
GOVT NATL MORTG ASSN	3	884.90%	7/15/2024	(a)	3
GOVT NATL MORTG ASSN	1	945.50%	4/15/2020	(a)	1
GOVT NATL MORTG ASSN	1	945.50%	9/15/2020	(a)	1
GOVT NATL MORTG ASSN	4	945.60%	2/15/2019	(a)	4
GOVT NATL MTG ASSN	1	927.80%	9/15/2020	(a)	1
GOVT NATL MTG ASSN I	2	751.70%	7/15/2025	(a)	2
GOVT NATL MTG ASSN I	1	828.90%	12/15/2024	(a)	1
GOVT NATL MTG ASSN I	6	846.40%	10/15/2024	(a)	6

GOVT NATL MTG ASSN II	3	757.90%	10/20/2026	(a)	4
GOVT NATL MTG ASSN II	2	760.30%	8/20/2026	(a)	2
GRAIN SPECTRUM FUNDING 144A	1,660	400.80%	10/10/2018	(a)	1,672
GSMS 2014-GC20 A1	499	134.60%	4/10/2047	(a)	498
GSMS 2015-GC32 A1	822	159.50%	7/10/2048	(a)	821
GSMS 2015-GC34 A1	746	155.80%	10/10/2048	(a)	737
GSMS 2016-GS3 A1	308	144.60%	10/10/2049	(a)	305
GULF SOUTH PIPELINE	230	395.20%	6/15/2022	(a)	233
HALST 2016-B A3 144A	1,175	152.00%	10/15/2019	(a)	1,176
HALST 2016-B A4 144A	300	168.20%	4/15/2020	(a)	300
HALST 2016-C A4 144A	620	166.30%	7/15/2020	(a)	616
HAROT 2013-4 A4	140	104.00%	2/18/2020	(a)	140
HAROT 2015-1 A4	570	132.10%	11/16/2020	(a)	570
HART 2013-A A4	91	75.00%	9/17/2018	(a)	91
HART 2014-A A3	142	79.00%	7/16/2018	(a)	142
HART 2015-A A3	406	105.10%	4/15/2019	(a)	406
HART 2015-A A4	300	137.20%	7/15/2020	(a)	300
HART 2016-A A3	435	156.10%	9/15/2020	(a)	435
HOWARD HUGHES MEDICAL IN	355	336.60%	9/1/2023	(a)	373
HP ENTERPRISE CO WI	65	282.80%	10/5/2018	(a)	66
HSBC HOLDINGS PLC	1,230	271.10%	1/5/2022	(a)	1,210
HSBC HOLDINGS PLC	600	296.20%	5/25/2021	(a)	599
HSBC HOLDINGS PLC	980	435.90%	11/23/2026	(a)	988
HSBC USA INC	900	162.80%	1/16/2018	(a)	905
HUMANA INC	375	260.50%	10/1/2019	(a)	380
HUNT 2016-1 A3	630	159.40%	11/16/2020	(a)	629
HUNTINGTON NATIONAL BANK	750	219.40%	11/6/2018	(a)	754
HYUNDAI CAPITAL AMERICA 144A	395	145.00%	2/6/2017	(a)	397
HYUNDAI CAPITAL AMERICA 144A	375	202.20%	7/1/2019	(a)	375
HYUNDAI CAPITAL AMERICA 144A	660	239.00%	10/30/2018	(a)	665
HYUNDAI CAPITAL AMERICA 144A	1,140	249.40%	3/18/2019	(a)	1,151
HYUNDAI CAPITAL AMERICA 144A	5	284.20%	8/9/2018	(a)	5
IMPERIAL TOBACCO FINANCE 144A	2,400	204.70%	2/11/2018	(a)	2,423
IMPERIAL TOBACCO FINANCE 144A	1,005	365.10%	7/21/2022	(a)	1,049
ING BANK NV 144A	1,125	180.20%	3/16/2018	(a)	1,130
ING BANK NV 144A	900	245.50%	3/16/2020	(a)	905
INTERCONTINENTALEXCHANGE	795	246.80%	10/15/2018	(a)	809
INTERCONTINENTALEXCHANGE	1,615	272.20%	12/1/2020	(a)	1,635
INTERNATIONAL PAPER CO	1,380	319.20%	2/15/2027	(a)	1,313
INTERPUBLIC GROUP COS	420	374.20%	2/15/2023	(a)	427
INTERPUBLIC GROUP COS	560	412.80%	4/15/2024	(a)	575
INTL PAPER CO	643	440.40%	2/15/2022	(a)	705
INVESCO FINANCE PLC	795	310.40%	11/30/2022	(a)	802
INVESCO FINANCE PLC	100	371.60%	1/15/2026	(a)	103
INVESCO FINANCE PLC	675	385.10%	1/30/2024	(a)	712
JB HUNT TRANSPRT SVCS	225	239.20%	3/15/2019	(a)	227
JCPL 2002-A A4	176	608.00%	6/5/2019	(a)	179

JDOT 2014-A A3	852	92.00%	4/16/2018	(a)	852
JDOT 2015-A A3	355	132.00%	6/17/2019	(a)	355
JDOT 2015-A A4	495	164.60%	12/15/2021	(a)	497
JDOT 2015-B A3	140	143.90%	10/15/2019	(a)	140
JDOT 2016-A A3	615	136.40%	4/15/2020	(a)	614
JDOT 2016-A A4	555	165.20%	1/17/2023	(a)	551
JDOT 2016-B A3	715	125.60%	6/15/2020	(a)	712
JDOT 2016-B A4	345	150.90%	5/15/2023	(a)	341
JOHN DEERE CAPITAL CORP	115	130.30%	3/12/2018	(a)	115
JOHN DEERE CAPITAL CORP	1,030	154.60%	12/15/2017	(a)	1,033
JOHN DEERE CAPITAL CORP	375	160.10%	7/13/2018	(a)	378
JOHN DEERE CAPITAL CORP	510	206.20%	3/10/2020	(a)	510
JOHN DEERE CAPITAL CORP	210	244.10%	9/11/2020	(a)	212
JPMBB 2014-C19 A1	35	126.80%	4/15/2047	(a)	35
JPMBB 2014-C21 A1	66	132.60%	8/15/2047	(a)	66
JPMBB 2014-C22 A1	193	145.40%	9/15/2047	(a)	193
JPMBB 2014-C23 A1	134	165.00%	9/15/2047	(a)	134
JPMBB 2014-C24 A1	241	154.30%	11/15/2047	(a)	241
JPMBB 2015-C29 A1	330	163.20%	5/15/2048	(a)	329
JPMBB 2015-C32 A1	1,554	152.00%	11/15/2048	(a)	1,546
JPMCC 2007-LD12 A4	333	580.40%	2/15/2051	(a)	339
JPMCC 2012-C8 A3	795	279.40%	10/15/2045	(a)	807
JPMCC 2015-JP1 A1	246	194.90%	1/15/2049	(a)	246
JPMCC 2016-JP3 A1	769	148.30%	8/15/2049	(a)	759
JPMDB 2016-C2 A1	302	143.80%	6/15/2049	(a)	299
JPMDB 2016-C2 A4	285	316.20%	6/15/2049	(a)	284
JPMORGAN CHASE & CO	435	162.80%	5/15/2018	(a)	435
JPMORGAN CHASE & CO	1,540	199.30%	8/15/2017	(a)	1,557
JPMORGAN CHASE & CO	765	207.70%	10/24/2023	(a)	781
JPMORGAN CHASE & CO	1,085	225.60%	1/23/2020	(a)	1,093
JPMORGAN CHASE & CO	1,040	242.50%	6/7/2021	(a)	1,031
JPMORGAN CHASE & CO	645	329.20%	6/15/2026	(a)	628
JPMORGAN CHASE & CO	600	338.70%	5/1/2023	(a)	601
JPMORGAN CHASE & CO	1,000	418.20%	1/24/2022	(a)	1,096
JPMORGAN CHASE & CO	550	577.60%	4/23/2019	(a)	606
KAISER FOUNDATION HOSPIT	795	341.40%	4/1/2022	(a)	822
KCOT 2016-1A A3 144A	400	151.50%	7/15/2020	(a)	396
KERN RIVER FUNDING CORP 144A	101	476.70%	4/30/2018	(a)	103
KEY BANK NA	750	162.00%	8/22/2019	(a)	745
KILROY REALTY LP	1,190	594.20%	6/1/2020	(a)	1,333
KIMCO REALTY CORP	285	336.50%	11/1/2022	(a)	290
KIMCO REALTY CORP	165	613.60%	10/1/2019	(a)	188
LEGG MASON INC	165	268.40%	7/15/2019	(a)	168
LYONDELLBASELL IND NV	600	473.70%	4/15/2019	(a)	640
LYONDELLBASELL IND NV	1,070	530.40%	11/15/2021	(a)	1,219
MANITOBA	1,205	129.80%	4/3/2017	(a)	1,211
MANUF & TRADERS TRUST CO	1,900	125.00%	1/30/2017	(a)	1,910

MANUF & TRADERS TRUST CO	1,550	228.90%	1/30/2019	(a)	1,572
MARSH & MCLENNAN COS INC	1,050	236.60%	3/6/2020	(a)	1,051
MARSH & MCLENNAN COS INC	640	252.60%	10/15/2018	(a)	650
MARSH & MCLENNAN COS INC	135	325.00%	3/14/2023	(a)	138
MASSMUTUAL GLOBAL FUNDIN 144A	648	245.70%	11/23/2020	(a)	648
MASSMUTUAL GLOBAL FUNDING 144A	200	232.70%	4/9/2019	(a)	203
MBALT 2015-A A3	13	110.00%	8/15/2017	(a)	13
MBALT 2016-A A3	480	151.70%	3/15/2019	(a)	481
MBALT 2016-A A4	550	168.70%	11/15/2021	(a)	552
MBALT 2016-B A3	270	135.40%	8/15/2019	(a)	269
MCDONALDS CORP	240	208.80%	12/7/2018	(a)	242
MEAD JOHNSON NUTRITION C	480	297.50%	11/15/2020	(a)	486
MEDCO HEALTH SOLUTIONS I	570	393.80%	9/15/2020	(a)	604
MEDTRONIC INC	705	150.20%	3/15/2018	(a)	707
MEDTRONIC INC	370	247.90%	3/15/2020	(a)	376
MERCK & CO INC	1,125	185.50%	2/10/2020	(a)	1,130
MERRILL LYNCH & CO	1,000	621.00%	8/28/2017	(a)	1,052
MERRILL LYNCH & CO	1,220	647.40%	4/25/2018	(a)	1,311
MET LIFE GLOB FUNDING I 144A	555	150.10%	1/10/2018	(a)	559
MET LIFE GLOB FUNDING I 144A	1,110	175.00%	12/19/2018	(a)	1,111
MET LIFE GLOB FUNDING I 144A	1,230	342.70%	12/18/2026	(a)	1,240
MIZUHO BANK LTD 144A	870	170.10%	9/25/2017	(a)	873
MIZUHO BANK LTD 144A	600	214.90%	10/20/2018	(a)	603
MLMT 2008-C1 A4	939	558.00%	2/12/2051	(a)	962
MMAF 2016-AA A3 144A	300	148.90%	6/15/2020	(a)	298
MMAF 2016-AA A5 144A	825	225.70%	12/15/2032	(a)	809
MORGAN STANLEY	3,155	172.30%	1/24/2019	(a)	3,181
MORGAN STANLEY	1,305	211.70%	4/25/2018	(a)	1,315
MORGAN STANLEY	1,265	214.00%	4/25/2018	(a)	1,283
MORGAN STANLEY	100	248.10%	1/24/2019	(a)	102
MORGAN STANLEY	235	253.00%	4/21/2021	(a)	233
MORGAN STANLEY	610	263.90%	1/27/2020	(a)	620
MORGAN STANLEY	400	278.40%	6/16/2020	(a)	403
MORGAN STANLEY	1,895	329.40%	7/27/2026	(a)	1,823
MSBAM 2013-C12 A1	228	131.40%	10/15/2046	(a)	228
MSBAM 2014-C14 A1	169	125.40%	2/15/2047	(a)	169
MSBAM 2014-C15 A1	150	131.50%	4/15/2047	(a)	150
MSBAM 2014-C16 A1	66	129.60%	6/15/2047	(a)	66
MSBAM 2016-C28 A1	154	154.50%	1/15/2049	(a)	153
MSBAM 2016-C29 A1	261	160.50%	5/15/2049	(a)	260
MSBAM 2016-C30 A1	499	140.90%	9/15/2049	(a)	493
MSC 2007-T27 A4	1,216	557.80%	6/11/2042	(a)	1,235
NALT 2015-A A3	2,175	139.90%	6/15/2018	(a)	2,178
NALT 2015-A A4	1,895	157.50%	5/17/2021	(a)	1,902
NALT 2015-B A4	1,830	169.60%	4/15/2021	(a)	1,836
NALT 2016-B A4	465	162.10%	1/18/2022	(a)	462
NAROT 2013-A A4	330	75.00%	7/15/2019	(a)	330

NAROT 2015-B A3	1,095	134.10%	3/16/2020	(a)	1,095
NAROT 2015-B A4	630	178.70%	1/17/2022	(a)	631
NAROT 2016-A A3	1,010	134.40%	10/15/2020	(a)	1,007
NAROT 2016-B A3	165	132.80%	1/15/2021	(a)	164
NAROT 2016-B A4	555	155.80%	10/17/2022	(a)	549
NAROT 2016-C A4	400	140.60%	1/17/2023	(a)	393
NATIONAL AUSTRALIA BANK 144A	1,500	130.00%	6/30/2017	(a)	1,500
NATIONAL BANK OF CANADA	3,045	145.10%	11/7/2017	(a)	3,050
NATIONAL RURAL UTIL COOP	1,065	95.10%	4/24/2017	(a)	1,066
NATIONAL RURAL UTIL COOP	345	165.30%	2/8/2019	(a)	347
NATIONAL RURAL UTIL COOP	305	201.60%	1/27/2020	(a)	305
NATIONAL RURAL UTIL COOP	965	234.90%	6/15/2020	(a)	967
NATIONWIDE BLDG SOCIETY 144A	1,530	236.00%	1/21/2020	(a)	1,540
NATIONWIDE BLDG SOCIETY 144A	600	248.70%	7/27/2021	(a)	597
NATIONWIDE BLDG SOCIETY 144A	600	381.90%	7/21/2025	(a)	623
NEW YORK LIFE GLOBAL FDG 144A	750	155.50%	11/2/2018	(a)	750
NEW YORK LIFE GLOBAL FDG 144A	450	209.00%	1/2/2019	(a)	457
NEXTERA ENERGY CAPITAL	315	165.40%	9/1/2018	(a)	316
NEXTERA ENERGY CAPITAL	240	204.70%	9/1/2017	(a)	243
NEXTERA ENERGY CAPITAL	300	228.40%	4/1/2019	(a)	304
NISOURCE FINANCE CORP	718	607.80%	3/15/2018	(a)	770
NISOURCE FINANCE CORP	730	623.10%	1/15/2019	(a)	820
NISSAN MOTOR ACCEPTANCE 144A	1,645	194.50%	9/12/2017	(a)	1,659
NMOTR 2015-A A2	1,440	144.00%	1/15/2020	(a)	1,441
NMOTR 2016-A A2	1,040	155.00%	6/15/2021	(a)	1,034
NORDEA BANK AB 144A	600	187.40%	9/17/2018	(a)	603
NORTHEAST UTILITIES	675	160.30%	1/15/2018	(a)	679
O REILLY AUTOMOTIVE INC	410	374.90%	6/15/2023	(a)	422
OCCIDENTAL PETROLEUM COR	345	305.50%	2/15/2022	(a)	357
OMNICOM GROUP INC	825	353.00%	5/1/2022	(a)	852
OMNICOM GROUP INC	225	364.50%	11/1/2024	(a)	227
ONTARIO	470	126.50%	6/17/2019	(a)	465
ORACLE CORP	1,110	194.50%	9/15/2021	(a)	1,094
OREILLY AUTOMOTIVE INC	335	356.10%	3/15/2026	(a)	338
OREILLY AUTOMOTIVE INC	370	431.00%	9/15/2021	(a)	402
PACCAR FINANCIAL CORP	705	110.00%	6/6/2017	(a)	706
PACCAR FINANCIAL CORP	345	122.10%	8/12/2019	(a)	341
PACCAR FINANCIAL CORP	585	131.50%	5/10/2019	(a)	579
PACCAR FINANCIAL CORP	1,265	159.80%	3/15/2017	(a)	1,272
PACCAR INC	510	174.50%	8/14/2018	(a)	515
PECO ENERGY CO	1,225	513.00%	3/1/2018	(a)	1,299
PEPSICO INC	510	125.30%	4/30/2018	(a)	510
PEPSICO INC	590	136.40%	10/4/2019	(a)	586
PEPSICO INC	565	186.90%	4/30/2020	(a)	561
PEPSICO INC	1,315	345.80%	3/1/2024	(a)	1,385
PERNOD RICARD SA 144A	1,395	419.80%	1/15/2022	(a)	1,507
PHILIP MORRIS INTL INC	1,380	125.00%	11/9/2017	(a)	1,382

PHILIP MORRIS INTL INC	675	162.30%	3/20/2017	(a)	679
PNC BANK NA	1,110	112.50%	1/27/2017	(a)	1,115
PNC BANK NA	500	147.10%	7/29/2019	(a)	496
PNC BANK NA	1,310	170.30%	12/7/2018	(a)	1,309
PNC FUNDING CORP	1,485	560.80%	2/1/2017	(a)	1,524
POTASH CORP-SASKATCHEWAN	600	398.10%	12/15/2026	(a)	605
PRECISION CASTPARTS CORP	120	125.20%	1/15/2018	(a)	121
PRICOA GLOBAL FUNDING 1 144A	900	189.40%	9/21/2018	(a)	907
PRINCIPAL FINANCIAL GROU 144A	430	152.00%	4/18/2019	(a)	426
PRINCIPAL FINANCIAL GROUP	325	326.00%	9/15/2022	(a)	332
PRINCIPAL FINANCIAL GROUP	510	343.20%	5/15/2025	(a)	507
PRINCIPAL LFE GLB FND II 144A	680	149.80%	9/11/2017	(a)	684
PRINCIPAL LFE GLB FND II 144A	795	223.10%	4/8/2020	(a)	788
PRINCIPAL LFE GLB FND II 144A	410	236.90%	9/11/2019	(a)	414
PRINCIPAL LFE GLB FND II 144A	250	263.40%	11/19/2020	(a)	250
PROVIDENT COMPANIES INC	785	652.00%	7/15/2018	(a)	868
QUALCOMM INC	380	339.30%	5/20/2025	(a)	388
REINSURANCE GRP OF AMER	930	462.60%	6/1/2021	(a)	1,009
REINSURANCE GRP OF AMER	320	558.30%	3/15/2017	(a)	328
ROPER INDUSTRIES INC	1,925	204.50%	10/1/2018	(a)	1,940
ROPER TECHNOLOGIES INC	330	280.20%	12/15/2021	(a)	330
ROYAL BANK OF CANADA	1,685	148.90%	3/15/2019	(a)	1,692
S&P GLOBAL INC	375	248.10%	8/15/2018	(a)	381
SAN DIEGO G & E	318	194.00%	2/1/2022	(a)	317
SANTANDER UK GROUP HLDGS	660	290.20%	10/16/2020	(a)	658
SANTANDER UK PLC	1,035	200.20%	8/24/2018	(a)	1,041
SANTANDER UK PLC	630	234.90%	9/10/2019	(a)	635
SANTANDER UK PLC 144A	600	491.20%	11/7/2023	(a)	615
SBA TOWER TRUST 144A	2,200	225.60%	4/15/2043	(a)	2,186
SBA TOWER TRUST 144A	3,660	293.40%	12/9/2042	(a)	3,664
SBA TOWER TRUST 144A	120	313.20%	10/15/2045	(a)	121
SCHLUMBERGER HLDGS CORP 144A	1,520	294.50%	12/21/2020	(a)	1,550
SHELL INTERNATIONAL FIN	135	125.10%	11/10/2017	(a)	135
SHELL INTERNATIONAL FIN	425	162.60%	11/10/2018	(a)	426
SHELL INTERNATIONAL FIN	290	213.30%	5/11/2020	(a)	290
SHELL INTERNATIONAL FIN	465	405.30%	9/22/2019	(a)	499
SHIRE ACQ INV IRELAND DA	2,085	192.70%	9/23/2019	(a)	2,066
SHIRE ACQ INV IRELAND DA	720	302.80%	9/23/2023	(a)	689
SIMON PROPERTY GROUP LP	480	238.50%	1/30/2022	(a)	474
SIMON PROPERTY GROUP LP	720	335.30%	10/1/2024	(a)	731
SIMON PROPERTY GROUP LP	200	517.60%	2/1/2020	(a)	223
SKANDINAVISKA ENSKILDA	1,155	152.50%	9/13/2019	(a)	1,141
SOUTHERN CO	285	155.10%	7/1/2018	(a)	287
SOUTHERN CO	1,005	185.80%	7/1/2019	(a)	1,012
SOUTHERN CO	225	239.60%	7/1/2021	(a)	224
SOUTHERN POWER CO	675	184.50%	12/1/2017	(a)	678
SPECTRA ENERGY CAPITAL	1,100	341.40%	3/15/2023	(a)	1,074

SPECTRA ENERGY PARTNERS	420	290.40%	9/25/2018	(a)	430
STANDARD CHARTERED PLC 144A	1,280	150.80%	9/8/2017	(a)	1,279
STANDARD CHARTERED PLC 144A	400	212.50%	8/19/2019	(a)	398
STANDARD CHARTERED PLC 144A	880	230.00%	4/17/2020	(a)	865
STANDARD CHARTERED PLC 144A	695	408.40%	4/12/2026	(a)	695
STANLEY BLACK & DECKER I	830	163.20%	11/17/2018	(a)	827
STANLEY BLACK & DECKER I	760	242.90%	11/17/2018	(a)	769
STATOIL ASA	100	119.70%	5/15/2018	(a)	100
SUMITOMO MITSUI BANKING	750	177.00%	10/19/2018	(a)	749
SUMITOMO MITSUI TR BK LT 144A	1,185	180.60%	3/28/2018	(a)	1,186
SUNTRUST BANKS INC	520	233.20%	11/1/2018	(a)	526
SWEDBANK AB 144A	2,105	175.20%	3/12/2018	(a)	2,114
SWEDISH EXPORT CREDIT	335	509.30%	3/1/2017	(a)	343
SYNCT 2014-1 A	2,825	160.70%	11/15/2020	(a)	2,832
SYNCT 2015-2 A	2,085	159.90%	4/15/2021	(a)	2,088
SYNCT 2015-3 A	2,580	173.90%	9/15/2021	(a)	2,583
SYNCT 2016-1 A	645	203.20%	3/15/2022	(a)	648
TAKEDA PHARMACEUTICAL 144A	1,815	162.50%	3/17/2017	(a)	1,824
TAOT 2014-C A4	775	143.90%	4/15/2020	(a)	776
TAOT 2015-C A4	480	168.80%	12/15/2020	(a)	481
TAOT 2016-C A4	225	134.00%	11/15/2021	(a)	222
TECO FINANCE INC	1,095	147.80%	4/10/2018	(a)	1,097
TELEFONICA EMISIONES SAU	120	499.80%	2/16/2021	(a)	134
TEVA PHARMACEUTICALS NE	1,140	141.30%	7/20/2018	(a)	1,137
TEVA PHARMACEUTICALS NE	1,070	173.00%	7/19/2019	(a)	1,060
TEVA PHARMACEUTICALS NE	1,410	230.10%	7/21/2021	(a)	1,362
TEVA PHARMACEUTICALS NE	555	297.90%	7/21/2023	(a)	529
TEVA PHARMACEUTICALS NE	525	342.20%	10/1/2026	(a)	491
THOMSON REUTERS CORP	560	130.00%	2/23/2017	(a)	563
THOMSON REUTERS CORP	480	165.20%	9/29/2017	(a)	481
THOMSON REUTERS CORP	225	345.00%	5/15/2026	(a)	219
THOMSON REUTERS CORP	1,290	412.50%	11/23/2023	(a)	1,350
TIPS	7,858	12.40%	4/15/2021	(a)	7,904
TORONTO-DOMINION BANK	550	140.30%	4/30/2018	(a)	550
TORONTO-DOMINION BANK	1,045	143.30%	4/30/2018	(a)	1,051
TORONTO-DOMINION BANK	1,695	215.90%	4/7/2021	(a)	1,676
TORONTO-DOMINION BANK	260	249.30%	12/14/2020	(a)	261
TOTAL CAPITAL SA	1,580	387.80%	1/28/2021	(a)	1,708
TOYOTA MOTOR CREDIT CORP	1,200	145.00%	1/12/2018	(a)	1,208
TOYOTA MOTOR CREDIT CORP	795	155.10%	7/13/2018	(a)	801
TOYOTA MOTOR CREDIT CORP	260	209.10%	1/17/2019	(a)	264
TRANSURBAN FINANCE CO 144A	245	357.50%	3/22/2027	(a)	234
TRANSURBAN FINANCE CO 144A	330	408.40%	2/2/2026	(a)	339
TRINITY ACQUISITION PLC	210	347.00%	9/15/2021	(a)	214
UBS AG STAMFORD CT	1,205	137.60%	8/14/2017	(a)	1,211
UNION BANK NA	750	211.80%	6/16/2017	(a)	753
UNIONBANCAL CORP	340	342.70%	6/18/2022	(a)	348

UNITED AIR 2015-1 A PTT	70	366.30%	6/1/2024	(a)	71
UNITED AIR 2016-1 A PTT	730	351.10%	1/7/2030	(a)	731
UNITED TECHNOLOGIES CORP	1,560	177.80%	5/4/2018	(a)	1,572
UNITEDHEALTH GROUP INC	450	140.00%	12/15/2017	(a)	450
UNUM GROUP	1,035	301.60%	5/15/2021	(a)	1,033
UNUM GROUP	235	519.40%	9/15/2020	(a)	258
US BANK NA CINCINNATI	2,220	141.40%	4/26/2019	(a)	2,203
US TREASURY N/B	7,830	75.60%	10/31/2018	(a)	7,782
US TREASURY N/B	6,595	87.80%	7/15/2018	(a)	6,600
US TREASURY N/B	16,670	88.40%	6/15/2019	(a)	16,500
US TREASURY N/B	18,365	101.20%	11/15/2019	(a)	18,162
US TREASURY N/B	445	116.30%	6/30/2021	(a)	430
US TREASURY N/B	3,985	124.90%	12/31/2018	(a)	3,990
US TREASURY N/B	535	128.10%	3/31/2021	(a)	524
US TREASURY N/B	12,550	129.00%	10/31/2021	(a)	12,189
US TREASURY N/B	345	139.00%	8/31/2020	(a)	343
US TREASURY N/B	540	139.80%	1/31/2021	(a)	534
US TREASURY N/B	12,640	140.20%	4/30/2021	(a)	12,423
US TREASURY N/B	8,010	156.10%	2/28/2023	(a)	7,737
US TREASURY N/B	4,650	156.30%	3/31/2023	(a)	4,482
US TREASURY N/B	3,135	161.30%	6/30/2019	(a)	3,158
US TREASURY N/B	3,190	163.30%	11/30/2020	(a)	3,180
US TREASURY N/B	8,915	173.30%	9/30/2019	(a)	9,040
US TREASURY N/B	6,860	174.20%	2/15/2026	(a)	6,442
US TREASURY N/B	1,375	178.50%	9/30/2022	(a)	1,354
US TREASURY N/B	2,730	210.90%	12/31/2021	(a)	2,751
US TREASURY N/B	6,920	212.80%	12/31/2022	(a)	6,910
US TREASURY N/B	6,705	214.10%	11/30/2023	(a)	6,666
VALERO ENERGY CORP	780	814.20%	3/15/2019	(a)	920
VALET 2014-1 A3	65	91.10%	10/22/2018	(a)	65
VALET 2014-2 A4	2,325	140.10%	5/20/2021	(a)	2,308
VENTAS REALTY LP	450	125.00%	4/17/2017	(a)	451
VENTAS REALTY LP/CAP CRP	190	199.60%	2/15/2018	(a)	192
VENTAS REALTY LP/CAP CRP	1,135	322.10%	8/15/2022	(a)	1,159
VENTAS REALTY LP/CAP CRP	105	386.20%	4/30/2019	(a)	109
VERIZON COMMUNICATIONS	135	182.80%	8/15/2021	(a)	130
VERIZON COMMUNICATIONS	597	260.40%	2/21/2020	(a)	608
VERIZON COMMUNICATIONS	700	467.00%	9/15/2023	(a)	782
VISA INC	1,155	313.80%	12/14/2025	(a)	1,161
VOLKSWAGEN GROUP AMERICA 144A	605	125.20%	5/23/2017	(a)	605
VOLKSWAGEN INTL FIN NV 144A	215	237.20%	3/22/2017	(a)	217
VZOT 2016-2A A 144A	810	168.70%	5/20/2021	(a)	808
WEA FINANCE LLC/WESTFIEL 144A	615	267.00%	9/17/2019	(a)	627
WEA FINANCE LLC/WESTFIEL 144A	600	319.60%	10/5/2020	(a)	615
WEINGARTEN REALTY INVEST	820	352.40%	4/15/2023	(a)	821
WEINGARTEN REALTY INVEST	485	429.00%	1/15/2024	(a)	513
WELLS FARGO & COMPANY	1,400	140.10%	9/8/2017	(a)	1,405

	WELLS FARGO & COMPANY	775	209.40%	5/8/2017	(a)	780
	WELLS FARGO & COMPANY	1,500	399.10%	8/15/2023	(a)	1,574
	WESTPAC BANKING CORP	1,900	160.20%	1/12/2018	(a)	1,912
	WFCM 2015-C26 A1	588	146.00%	2/15/2048	(a)	587
	WFCM 2015-C29 A4	615	353.00%	6/15/2048	(a)	635
	WFCM 2015-C30 A1	94	165.70%	9/15/2058	(a)	94
	WFCM 2015-NXS1 A1	552	134.90%	5/15/2048	(a)	550
	WFCM 2015-SG1 A1	298	157.10%	9/15/2048	(a)	298
	WFCM 2016-C34 A1	736	144.20%	6/15/2049	(a)	727
	WFCM 2016-C34 A4	465	316.00%	6/15/2049	(a)	457
	WFCM 2016-LC24 A1	273	145.50%	10/15/2049	(a)	270
	WFRBS 2013-C16 A1	141	140.60%	9/15/2046	(a)	142
	WFRBS 2013-C17 A1	206	115.70%	12/15/2046	(a)	205
	WFRBS 2014-C19 A1	414	123.70%	3/15/2047	(a)	413
	WFRBS 2014-C22 A1	137	148.20%	9/15/2057	(a)	137
	WFRBS 2014-C23 A1	154	166.20%	10/15/2057	(a)	154
	WFRBS 2014-C24 A1	189	139.60%	11/15/2047	(a)	188
	WFRBS 2014-LC14 A1	234	119.70%	3/15/2047	(a)	233
	WHIRLPOOL CORP	315	135.00%	3/1/2017	(a)	316
	WHIRLPOOL CORP	135	164.70%	11/1/2017	(a)	136
	WHLS 2016-1A A2 144A	1,200	159.70%	5/20/2025	(a)	1,195
	WILLIS TOWERS WATSON PLC	670	528.20%	3/15/2021	(a)	741
	WOART 2014-A A3	61	94.10%	4/15/2019	(a)	61
	WOART 2015-A A3	595	133.90%	5/15/2020	(a)	596
	WOLS 2014-A A4	925	136.90%	1/15/2020	(a)	926
	WOLS 2015-A A4	990	172.40%	12/15/2020	(a)	994
	WOLS 2016-A A3	1,590	145.40%	8/15/2019	(a)	1,586
	WOODSIDE FINANCE LTD 144A	547	385.80%	9/15/2026	(a)	531
	WPP FINANCE 2010	1,305	373.80%	9/19/2024	(a)	1,323
	XLIT LTD	645	228.70%	12/15/2018	(a)	649
	Total fixed income securities at fair value					817,015
	Adjustment to contract value					(3,409)
	Total fixed income securities at contract value					813,606
	Wrapper agreements:
	American General Life Insurance Company				(a)	—
	The Prudential Insurance Company of America				(a)	—
*	State Street Bank & Trust Co.				(a)	—
	Total synthetic investment contracts wrapper					—
	Total fully benefit responsive contracts					813,606
	Total investments					$2,677,070
	Notes receivable from participants:
*	Participant loans, interest rates ranging from 4.25% to 10.50% and maturing 2017 through 2023				(a)	$56,161
* Party-in-interest to the Plan.
(a) Cost omitted for participant-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By:    /s/ Scott Seale
Scott Seale
Plan Administrator

Date: June 28, 2017

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Montgomery Coscia Greilich LLP

*     Filed herewith.